1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 14, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

CLARIFICATION ANNOUNCEMENT

The Company and its directors warrant the authenticity, accuracy and completeness of the announcement and will take full responsibility for any misrepresentation, misleading statement and material omission jointly.

Reference is made to a certain PRC report that Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum", which was delisted after its merger with the Company and converted to a branch office of the Company in the Shandong Province) was suspected of financial forgery. After further investigation of the matter, the Company would like to make the following clarification:

The information contained in such article is materially misleading. Shandong Aluminum has been in compliance with the relevant laws and regulations in respect of its use of proceeds, financial independence and connected transactions. The financing by way of initial public offering of the A shares of Shandong Aluminum has been carried out in accordance with the information disclosed in the relevant prospectus and has been approved by its shareholders in the shareholders' meeting. Subsequent changes in the investment strategy of Shandong Aluminum for capital raising purposes have been reviewed, disclosed and approved in accordance with the relevant statutory procedures. An annual audit of Shandong Aluminum is performed by its reporting accountants and a report has been prepared in respect of its capital raising activities. Upon the listing of Shandong Aluminum, independent management teams in respect of accounts management, policies, sales and human resources have been set up in order to establish an independent financial management system pursuant to the relevant regulatory requirements. The connected transactions of Shandong Aluminum are in compliance with the requirements imposed by the CSRC and the listing rules. All relevant applications for approvals and disclosure procedures have been completed accordingly.

Shandong Aluminum was incorporated in September 2001. It was a PRC listed company with its shares listed on the Shanghai Stock Exchange in 1999. Upon the listing of Shandong Aluminum, 71.43% of its shares was assessed by an approved credit rating agent before the same was injected into the Company. Shandong Aluminum merged with the Company at the end of 2007 through a share exchange and was subsequently delisted. During the merger, the financial adviser of the Company and the independent financial adviser of Shandong Aluminum were both of the view that the basis for determining the exchange price per share and the relevant exchange ratio was fair and reasonable and was in the interest of the shareholders of both the Company and Shandong Aluminum.

The Company has been in compliance with all the laws and regulations, in and out of the PRC, in respect of its financial conditions. After review of the audit results provided by the reporting accountants of Shandong Aluminum, the Company is not aware of any situation which may impair the accuracy of its financial disclosure.

As at the date of this announcement, the Company is in normal operation and is not aware of any further information that must be disclosed.

The Company has appointed China Securities Journal and Shanghai Securities Post as its platform for disclosure of information. If there is any inconsistency between the information of the Company or the Group contained in the abovementioned newspapers and those contained in other media, the information contained in the abovementioned newspapers shall prevail.

Aluminum Corporation of China Limited
Beijing, PRC, 13 April 2008

By Order of the Board of Directors
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Beijing, PRC
April 13, 2008

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary